SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
SCHEDULE 13G
(Rule 13d-102)
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2(b)

(Amendment No. )*
ASV Holdings, Inc.
(Name of Issuer)
Common Stock, $0.001 par value per share
(Title of Class of Securities)
      00215L104
(CUSIP Number)
December 31, 2017
(Date of Event Which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
[ ]    Rule 13d-1(b)
[ ]    Rule 13d-1(c)
☑    Rule 13d-1(d)
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G
CUSIP NO. 00215L104        Page 2 of 5

1	NAMES OF REPORTING PERSONS A.S.V. Holding, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 3,350,000 shares of Common Stock (See Item 4)
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 3,350,000 shares of Common Stock (See Item 4)
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,350,000 shares of Common Stock (See Item 4)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 34.18% (See Item 4)
12	TYPE OF REPORTING PERSON OO

SCHEDULE 13G
CUSIP NO. 00215L104                             Page 3 of 5

Item 1(a).    Name of Issuer:
ASV Holdings, Inc. (the "Issuer")

Item 1(b).	Address of Issuer's Principal Executive Offices:
840 Lily Lane
Grand Rapids, MN 55744

Items 2(a),
(b) and (c).    Name of Person Filing, Address of Principal Business Office and Citizenship:
This Schedule 13G is being filed by A.S.V. Holding, LLC, a Delaware limited liability company (the "Reporting Person").
The mailing address of the Reporting Person is 200 Nyala Farm Road, Westport, Connecticut 06880.

Item 2(d).	Title of Class of Securities:
Common Stock, $0.001 par value per share (the “Common Stock”)

Item 2(e).	CUSIP Number:
00215L104

Item 3.	Not applicable
Item 4.        Ownership.

(a)	Amount beneficially owned:
3,350,000 shares of Common Stock

(b)	Percent of class:
Based on 9,800,000 shares of Common Stock outstanding as of October 30, 2017 as indicated in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2017.

(c)	Number of shares to which such person has:

(i)	Sole power to vote or direct the vote: 3,350,000 shares of Common Stock

(ii)	Shared power to vote or direct the vote: 0

SCHEDULE 13G
CUSIP NO. 00215L104                             Page 4 of 5

(iii)	Sole power to dispose or to direct the disposition of: 3,350,000 shares of Common Stock
(iv)     Shared power to dispose or to direct the disposition of: 0
Item 5.        Ownership of Five Percent or Less of a Class.
Not applicable
Item 6.        Ownership of More than Five Percent on Behalf of Another Person.
Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.
Not applicable

Item 8.        Identification and Classification of Members of the Group.
Not applicable
Item 9.        Notice of Dissolution of a Group.
Not applicable
Item 10.     Certification.
Not applicable

SCHEDULE 13G
CUSIP NO. 00215L104                             Page 5 of 5

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:	February 13, 2018

A.S.V. HOLDING, LLC

By: /s/ Eric I Cohen
Eric I Cohen Vice President and Secretary